Firstar Funds, Inc.
                                 ("Registrant")
                                   Form N-SAR
                                File No. 811-5380
                 For the Semi-Annual Period Ended April 30, 2001


Sub-Item 77C:     Submission of matters to a vote of Security Holders.

     An annual meeting of shareholders was held on November 8, 2000 (the "Annual Meeting"). Shareholders of the Registrant voted on a proposal to approve an Amendment to the Articles of Incorporation authorizing the Company to issue an indefinite number of shares divided into two hundred classes of shares. At the Annual Meeting, shareholders of the Registrant approved the proposal as follows:

                   FOR                          AGAINST

              2,199,478,444                    4,672,070

     A special meeting of shareholders of the International Growth Fund, (formerly known as the Core International Equity Fund) was also held on November 8, 2000 (the "Special Meeting"). Shareholders of the International Growth Fund voted on a proposal to approve a new sub-advisory agreement by and among the Registrant, Firstar Investment Research and Management Company, LLC and Clay Finlay Inc. At the Special Meeting, shareholders of the International Growth Fund approved the proposal as follows:

              FOR                          AGAINST

           4,210,972                          0